Exhibit E to Emera Inc. Annual Report on Form U5S
                      for the year ended December 31, 2002


This exhibit sets forth the additional information required to be provided in Emera's Annual Report on Form U5S by Commission order dated October 1, 2001 (Holding Co. Act Release No. 27455).

1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by Emera (one of the Intermediate Companies): as a result of any Merger-related debt, and (ii) as a result of any other income source or expense;

Response:

The amount of income tax credit incurred (in the Intermediate Holding Companies) during the 2002 year as a result of Merger-related debt is estimated to be $3,500,000 US. The amount of income tax credit incurred as a result of other Intermediate Holding Company expenses is estimated to be $15,000 US.

2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of Emera's interest costs and any assumptions used in the calculation;

Response:

The respective income tax credits were calculated at an estimated effective income tax rate of 40% of the related expenses noted above, being $8,800,000 US of financing-related expenses and $37,000 US of other expenses. The income tax credits will not be realized from a cash standpoint for the Intermediate Holding Companies until after the consolidated tax return is filed (due by September, 2003) and the applicable refund is calculated. At that time the actual income tax credits will be allocated in the manner prescribed by the Tax Allocation Agreement.

3. A description of how any Merger-related debt flows through all Intermediate Holding Companies;

Response:

When Bangor Hydro-Electric Company declares and pays a dividend on common shares to its parent, BHE Holdings Inc., the cash is transferred from Bangor Hydro-Electric Company to BHE Holdings Inc. The parent of BHE Holdings Inc., Emera US Holdings Inc., holds both common share and preferred share investments in BHE Holdings Inc.

BHE Holdings Inc. then declares and pays a dividend from BHE Holdings Inc. to Emera US Holdings Inc. with respect to the outstanding preferred shares of BHE Holdings Inc. Emera US Holdings Inc. then uses the funds from the preferred dividends to pay Emera Inc. accrued financing costs with respect to the Merger-related debt. The payment of the Merger-related


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financing costs flows from the Intermediate Holding Companies to Emera Inc. via several Canadian entities that are "disregarded entities" for US income tax purposes. Payments to Emera Inc. with respect to the financing costs are generally subject to 10% US withholding tax, a cost borne by Emera Inc.

4. A description of the amount and character of any payments made by each Intermediate Holding Company to any other Emera System company during the reporting period;

Response:

Other than noted here, there were no payments made by either Intermediate Holding Company to any other Emera System company during the reporting period.

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

Response:

The Tax Allocation Agreement was recently finalized and included as an exhibit in an application to the SEC for authorization under the Public Utility Holding Company Act. It is attached as Exhibit D to this filing on Form U5S. The calculations for the estimated income tax credits (which have not yet been realized from a cash standpoint) were conducted in accordance with that Tax Allocation Agreement.

With respect to federal tax payments for the 2002-year, Bangor Hydro-Electric Company, on behalf of Emera US Holdings Inc. (the consolidated income tax return filer) deposited funds on account to the Internal Revenue Service in a timely manner based on its separately computed taxable income as prescribed in the Tax Allocation Agreement. It made no tax payments to Emera US Holdings Inc. during the year, and accordingly Emera US Holdings Inc. has yet to realize (on a cash basis) any income tax credits with respect to the Merger-related debt. As mentioned above, once the consolidated tax return has been filed (and applicable refunds received), the income tax credits will be allocated in the manner prescribed by the Tax Allocation Agreement.

Now that the Tax Allocation Agreement has been finalized, the mechanics of future tax-related payments will be made in accordance with the Tax Allocation Agreement.

Note: The term "Intermediate Holding Companies" refers to Emera US Holdings, Inc. and BHE Holdings, Inc.